UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 28, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)
Item 1:	Reporting Issuer

OSI Geospatial Inc. #107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

November 28, 2006

Item 3:	Press Release

A press release was issued on November 28, 2006 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today that its international systems operations has now signed the prime contract with the United Kingdom Ministry of Defence (MOD) to deliver Warship Automatic Identification Systems (W-AIS). On November 2, 2006, the company announced its selection as the preferred bidder for a contract valued at approximately US$29 million, including all options. The company will begin delivery immediately and will recognize a portion of the revenue from this contract in fiscal 2006.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated November 28, 2006

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

1

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick Chief Executive Officer 107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 28th day of November 2006

“Ken Kirkpatrick”
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

2

News Release
Exhibit ‘A’
FOR IMMEDIATE RELEASE
OSI Geospatial Signs US$29 million Contract to Deliver W-AIS
Systems to the U.K. Royal Navy
November 28, 2006
Vancouver, Canada
OSI Geospatial Inc. (TSX: OSI; OTCBB: OSIIF) announced today that its international systems business has now signed the prime contract with the United Kingdom Ministry of Defence (MOD) to deliver Warship Automatic Identification Systems (W-AIS). On November 2, 2006, the company announced its selection as the preferred bidder for a contract valued at approximately US$29 million, including all options. The company will begin delivery immediately and will recognize a portion of the revenue from this contract in fiscal 2006.
“In February, 2003, the Ministry of Defence selected our world leading Electronic Chart Precise Integrated Navigation System as the fleet standard for navigation software within their Warship Electronic Chart Display and Information System. This W-AIS contract award confirms that our strategy to leverage our core technology to enter new markets is working,” said Ken Kirkpatrick, president and CEO of OSI Geospatial. “The W-AIS contract is our first prime contract with the Ministry of Defence and the largest contract award for the company. It is a significant milestone, and we are confident that it will lead to substantial new business with this very important customer.”
The MOD W-AIS will be installed in platform Operations and Control Rooms and integrated into the Warship Electronic Chart Display and Information System (WECDIS) located on the bridge of the naval ship. This system will enhance maritime interdiction operations, operations room situational awareness, and contribute to the recognized maritime picture. The W-AIS will be deployed on up to 77 naval ships and could be deployed on naval aircraft in the future.
OSI’s strategy to become the world leader in the emerging WECDIS market is well underway, with eight navies and three coasts guards using its navigation products. To support their extensive training requirements, the company’s customers invest substantial resources in building infrastructure around OSI’s technology. OSI is leveraging this investment to enter adjacent markets, including the W-AIS market. The company strongly believes that the W-AIS technology will be a requirement for most navies, including ships and aircraft. OSI is well positioned to develop this market and establish a leadership position.
About OSI Geospatial
OSI Geospatial Inc. delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, communications, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI Geospatial systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OSIIF). For additional information please visit www.osigeospatial.com.

News Release
Forward-Looking Statements
Certain statements made in this news release that are not based on historical information are forward-looking statements which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. These forward-looking statements are subject to risks and uncertainties. Actual results may differ from these projections. The risks associated with the Company’s business include risks related to its reliance on international government contracts; the number of large customer transactions and the related lengthy sales cycles in executing those opportunities; uncertainties associated with competitive bidding processes and contract negotiations; actions by government authorities; the effects of general economic and political conditions; changing foreign exchange rates; and challenges related to the company’s ability to introduce, develop and implement new products and enhancements to existing products that respond to customer requirements in a changing, complex, technological market. A complete discussion of the company’s risk factors is presented in the company’s most recent annual reports, filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”), as well as other periodic reports filed with the SEC and the CSA. The Company does not undertake any obligation to update the forward-looking statements.
Copyright © 2006 OSI Geospatial Inc. and its affiliated or related companies. ECPINS and COP-IDS are registered trademarks of Offshore Systems Ltd., an OSI Geospatial company. Other company brand, product and service names are for identification purposes only and may be either trademarks, service marks or registered trademarks of their respective owners. Data subject to change without notice.
For more information:
Megan Helmer
Manager, Investor Relations
+1 604 904 4627 or +1 888 880 9797
+1 604 987 2555 (FAX)
invest@osigeospatial.com

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ Ken Kirkpatrick”
Title: President & CEO

Date: November 28, 2006